March 30, 2015

Mr. James Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street NE

Washington, D.C.  20549

RE:  File Number 001-02189

Dear Mr. Rosenberg:

In reply to your letter of March 16, 2015, we have enclosed our response in the attachment to this letter.

As per your request, Abbott acknowledges that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Abbott may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas C. Freyman
Thomas C. Freyman
Executive Vice President, Finance
and Chief Financial Officer

Enclosure

Form 10-K for the Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 1 — Summary of Significant Accounting Policies

Revenue Recognition, page 53

1.              You disclose that you recognize revenue from the licensing of product rights and the performance of research or selling activities over the periods earned.  Please tell us the amounts of each of these streams of revenues you recognized in each of the last three years and address the following:

•                  Tell us your consideration for disclosing each revenue stream separately under Item 5-03.1 of Regulation S-X;

•                  Tell us your consideration for disclosing the terms of any material arrangements under which these revenues are earned; and

•                  To the extent these streams are material, provide us proposed revised policy disclosure to be provided in future periodic reports that clarifies how you recognize these revenues “over the periods earned.”

Response:

As part of preparing its financial statements Abbott considered whether any class of revenue (e.g. revenues from services or other revenues) comprised more than 10% of Abbott’s consolidated Net Sales.  The combination of all classes of revenue other than product revenue comprises less than 2% of Abbott’s consolidated Net Sales in each of the last three years.  In other words, sales of tangible products comprise more than 98% of Abbott’s consolidated Net Sales in each of these years.  Thus, there were no material arrangements related to the licensing of product rights or the performance of research or selling activities to disclose for any of the last three years.  Prospectively, we will evaluate whether we need this disclosure related to the licensing of product rights and performance of research and selling activities.

Note 3 — Discontinued Operations, page 57

2.              Please demonstrate to us why discontinued operations classification is appropriate for the disposal of your developed markets branded generics business.  Reference for us the authoritative literature you rely upon to support your accounting.  In your response, specifically tell us how this disposal meets the requirements of ASC 205-20-45-1 in light of the continuing cash flows associated with the transition services and supply agreements and your ownership in Mylan N.V. under which it appears you will be able to exert significant influence.  In addition, please provide us proposed revised disclosure to be included in future periodic reports that provides the principal factors you used to conclude that the expected continuing cash flows are not direct cash flows of the developed markets branded generics business as required by ASC 205-20-50-4c.

Response:

Abbott relied on the guidance in ASC 205-20 Presentation of Financial Statements Discontinued Operations to determine the classification for the disposal of the developed markets branded generics business.

Abbott first evaluated whether this business met the definition of a component of an entity.  Per ASC 205-20 a component of an entity “comprises operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity.”  While this business was historically included in Abbott’s Established Pharmaceutical Products (EPD)

segment, the operations and cash flows from EPD’s developed markets (DM EPD) can be clearly distinguished from the rest of the EPD business.  Commercial rights and other operations are identifiable by market and carved-out financial statements for the DM EPD business were prepared, audited, and included in the Form S-4 filed by Mylan.  Therefore, Abbott concluded that this business meets the definition of a component of an entity.

Abbott evaluated the assets and liabilities to be transferred to Mylan and concluded that the criteria in ASC 360 had been met for held for sale accounting.

ASC 205-20-45-1 specifies two conditions that must be met for a business classified as held for sale to be reported in discontinued operations:

a. The operations and cash flows of the component have been (or will be) eliminated from the ongoing operations of the entity as a result of the disposal transaction.

b. The entity will not have any significant continuing involvement in the operations of the component after the disposal transaction.

Abbott conducted a detailed evaluation of the DM EPD business and the transaction against the four steps in ASC 205-20-55-3 to determine whether the two conditions in ASC 205-20-45-1 were met.  In summary, with respect to Step 1 in ASC 205-20-55-3, Abbott will generate cash inflows from the sale of certain products that we will manufacture for the disposed component under manufacturing agreements (after the sale of this business to Mylan) and we will also incur cash outflows for the purchase of certain products that we will purchase from the disposed component under manufacturing agreements (after the sale of this business to Mylan).

Abbott and Mylan also entered into transitional services agreements (TSA) under which Abbott will provide various back office support services to Mylan on an interim transitional basis.  These services include information technology, accounting, quality assurance, regulatory affairs, and facilities services.  As part of Abbott, the DM EPD business received such back office support services from various Abbott Corporate functions as well as EPD headquarters and a transition period is needed to move this business onto Mylan’s back office systems.  Given their back office nature, the TSA services and their associated cash flows generally do not relate to core revenue or expense generating activities of the disposed business and constitute functions that also support Abbott’s continuing operations.  Accordingly, such cash flows are indirect cash flows.  As such, we consider these services to be indirect cash flows of the disposed component that are not included in the measurement of cash flows under ASC 205-20-55 which references the cash flow guidance in ASC 360-10-35-29.

With respect to Step 2 in ASC 205-20-55-3, a continuation of activities will result only from the manufacturing supply agreements as Abbott does not have the right to sell established pharmaceutical products in the countries that are part of the transaction.  Accordingly, we assessed the significance of the continuing cash flows under Step 3 of ASC 205-20-55-3.

Under Step 3 in ASC 205-20-55-3, Abbott compared the expected continuing cash flows to be generated after the close of the transaction and the cash flows that would have been expected to be generated by this business absent this transaction.  Cash flows from the manufacturing supply agreements are not significant relative to the cash flows that would have been expected to be generated by this business absent this transaction.  While not required to be included under ASC 205-20-55-3, if cash flows from the transition services agreements were to also be included in the expected continuing cash flows, such cash flows related to the manufacturing supply and transition services combined are not significant.  Continuing cash inflows were evaluated separately from cash outflows as required by ASC 205-20-55-14.

The last step specified by ASC 205-20-55-3 was to evaluate whether Abbott would have significant continuing involvement in the operations of the disposed component.  Among the factors to consider under ASC 205-20-55-17 is whether the ongoing entity retains an interest in the disposed component “sufficient to enable the ongoing entity to exert significant influence over the disposed component’s operating and financial policies.”  While the 110 million of Mylan N.V. common shares acquired by Abbott in this transaction equates to a 22.52% ownership interest, the transaction agreements entered into by the parties in connection with the sale include various restrictions on Abbott’s voting and other rights as a shareholder.

Among such restrictions, the agreement with Mylan requires that as long as Abbott owns 5% or more of Mylan N.V.’s outstanding shares, Abbott must vote all of its shares in favor of persons nominated and recommended by Mylan N.V.’s Board of Directors (BoD) to serve as directors of Mylan N.V.  Abbott must also vote in accordance with the recommendation of Mylan N.V.’s BoD with respect to various actions, proposals or matters that would require the vote of Mylan N.V. shareholders.  This includes votes related to the proposed issuance of equity securities in connection with a merger or business combination, the approval of a merger or business combination, and the sale of all or substantially all assets of Mylan N.V., if Mylan’s BoD recommends against such a transaction proposed by a third party.  These voting restrictions significantly limit Abbott’s influence on Mylan N.V. since Abbott is not able to freely vote its shares on matters of importance to Mylan N.V.

In addition to the voting restrictions, Abbott is subject to standstill provisions and restrictions that prohibit Abbott from doing any of the following without obtaining Mylan N.V.’s prior consent:

•                  Seeking to nominate or place a representative on the BoD

•                  Acquiring or proposing to acquire any additional securities as long as Abbott’s ownership exceeds 5%,

•                  Participating in any acquisition of assets or business of Mylan N.V. (other than in a transaction initiated by Mylan N.V.),

•                  Conducting or becoming a participant in a “tender offer” for Mylan N.V. shares,

•                  Otherwise acting in concert with others to seek to control or influence the BoD or shareholders of Mylan N.V.,

•                  Otherwise advising or influencing any other Mylan N.V. shareholder with respect to the voting of Mylan securities,

•                  Soliciting a merger, business combination, or purchase of a material portion of Mylan’s assets or liabilities, or

•                  Calling a shareholder meeting or initiating other actions to seek removal of a director from the BoD.

Abbott is also restricted from selling or transferring its shares to a Mylan competitor or activist investor as defined in the transaction agreements with Mylan.  As a result of these restrictions, Abbott will not be able to exert significant influence over the disposed component’s operating and financial policies.  Abbott also considered whether any other terms of the transaction agreements, including the manufacturing supply and transition services agreements, would allow it to exert significant influence over the disposed component’s operating and financial policies and concluded that no other terms will provide significant influence.  Therefore, this investment does not qualify as significant continuing involvement under ASC 205-20-45.  Abbott will account for the investment as available for sale equity securities.

Based on the analysis summarized above, Abbott concluded that it is appropriate to present the DM EPD business as a discontinued operation under the requirements of ASC 205-20 in effect at December 31, 2014.

With respect to the disclosure required by ASC 205-20-50-4c, Abbott included the following statement in Note 3 to its Consolidated Financial Statements in its 2014 Form 10-K: “The cash flows associated with these transitional service and manufacturing supply agreements are not expected to be significant.”  To further clarify the factors considered, Abbott will prospectively clarify the statement as follows: “The cash flows associated with these transitional service and manufacturing supply agreements are not expected to be significant and these cash flows are not direct cash flows of the disposed component under ASC 205.”  Abbott will also add a disclosure to clarify that the shareholder agreement with Mylan includes restrictions that limit Abbott’s ability to exercise significant influence.